SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                                FAC REALTY, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    301953105
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                                 (CUSIP Number)

                                                                 with a copy to:
Jeffrey B. Citrin                                         Robert G. Minion, Esq.
950 Third Avenue                                     Lowenstein,  Sandler, Kohl,
 17th Floor                                                Fisher & Boylan, P.A.
New York, NY 10022                                          65 Livingston Avenue
(212) 758-5106                                                Roseland, NJ 07068
                                                                  (201) 992-8700
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  July 22, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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     1) Name of Reporting Person (S.S. or I.R.S. Identification Nos. of
        Aove Person):

             Jeffrey B. Citrin

     2) Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)      |_|
         (b)      |_|

     3)  SEC Use Only

     4)  Source of Funds (See Instructions):  WC

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

     6)  Citizenship or Place of Organization:       United States

         Number of                               7) Sole Voting Power:    *
         Shares Beneficially                     8) Shared Voting Power:  *
         Owned by
         Each Reporting                          9) Sole Dispositive Power: *
         Person With:                           10) Shared Dispositive Power:*

     11) Aggregate Amount Beneficially Owned by Each Reporting Person: 747,222*

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: |_|

     13) Percent of Class Represented by Amount in Row (11):  5.8%*

     14) Type of Reporting Person:   IA; IN


              * Blackacre Capital Group, L.P., a Delaware limited partnership ("Blackacre"), is the record holder of an Exchangeable Subordinated
         Note in principal amount of $4,000,000 (the "First Note") and an Exchangeable Subordinated Note in principal amount of $1,000,000 (the "Second Note" and, collectively with the First Note, the "Notes"), each of which were issued to Blackacre by FAC Realty, Inc. ("FAC"). The Notes are convertible by the holder thereof (a) into shares of Series A Convertible Preferred Stock of FAC (the "Convertible Preferred Stock"), which Convertible Preferred Stock is convertible at the option of the holder thereof into shares of common stock of FAC and (b) upon the occurrence of certain events, directly into shares of common stock of FAC. The Notes in the aggregate are currently convertible into 555,555 shares of common stock of FAC. In addition, Blackacre Bridge Capital, L.L.C., a Delaware limited liability company ("Blackacre Bridge"), is the record holder of 200,000 warrants of FAC (the "Warrants"), each Warrant entitling the holder thereof, at its option, to purchase one share of common stock of FAC.

              Pursuant to participation agreements entered into with Blackacre and Blackacre Bridge, (i) Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the owner of $1,218,000 principal amount of the Notes, which, as described above, is convertible into 135,333 shares of common stock of FAC; (ii) Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the owner of $1,132,000 principal amount of the Notes, which is convertible into 125,778 shares of common stock of FAC; (iii) Ultra Cerberus, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"), is the owner of $125,000 principal amount of the Notes, which is convertible into 13,889 shares of common stock of FAC; (iv) Long Horizons Fund, L.P., a Delaware limited partnership ("Horizons"), is the owner of Warrants convertible into 100,000 shares of common stock of FAC; (v) Styx Partners, L.P., a Delaware limited partnership ("Styx"), is the owner of Warrants convertible into 96,000 shares of common stock of FAC and (vi) Styx International, Ltd., a corporation organized under the laws of the Bahamas ("Styx International"), is the owner of Warrants convertible into 4,000 shares of common stock of FAC. Jeffrey B. Citrin, in his capacity as the president of Blackacre Capital Management Corp. ("Blackacre Management"), the general partner of Blackacre and the managing member of Blackacre Bridge, possess voting and investment control over the securities of FAC owned by Blackacre, Blackacre Bridge, Cerberus, International, Ultra, Horizons, Styx and Styx International. In addition, $2,450,000 principal amount of the Notes, which is convertible into 272,222 shares of common stock of FAC, are owned by various other persons and entities for which
         Jeffrey B. Citrin, in his capacity as the president of Blackacre Management, possesses certain investment authority with respect to the securities of FAC. Also, $75,000 principal amount of the Notes, which is convertible into 8,333 shares of common stock of FAC, are beneficially owned by a partnership for which Jeffrey B. Citrin possesses no voting or investment authority (the "Unaffiliated Fund").










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


Item 1. Security and Issuer.

     This statement relates to the Common Stock, par value $.01 per share, of FAC Realty, Inc. ("FAC"), a Delaware corporation whose principal executive offices are located at 230 North Equity Drive, Smithfield, North Carolina 27577.

Item 2. Identity and Background.

     The person filing this statement is Jeffrey B. Citrin, whose business address is 950 Third Avenue, 17th Floor, New York, New York 10022. Mr. Citrin is the president of Blackacre Capital Management Corp. ("Blackacre Management"), the general partner of Blackacre Capital Group, L.P. ("Blackacre") and the managing member of Blackacre Bridge Capital L.L.C. ("Blackacre Bridge"), and, in such capacity, has certain authority with respect to investments in the securities of FAC owned by Cerberus Partners, L.P. ("Cerberus"), Cerberus International, Ltd. ("International"), Ultra Cerberus Fund, Ltd. ("Ultra"), Long Horizons Fund, L.P. ("Horizons"), Styx Partners, L.P. ("Styx"), Styx International, Ltd. ("Styx International") and certain other private investment funds for which Cerberus and its affiliates possess certain investment authority (the "Funds"). Jeffrey Citrin, Blackacre, Blackacre Bridge, Cerberus, International, Ultra, Horizons, Styx, Styx International and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Mr. Citrin has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Citrin is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     All funds used to purchase the securities of FAC described herein on behalf of Cerberus, International, Ultra, Horizons, Styx, Styx International and the Funds come directly from the net assets of Cerberus, International, Ultra, Horizons, Styx, Styx International and the Funds, respectively.

Item 4. Purpose of Transaction.

     The acquisition of the securities referred to in Item 5 is solely for investment purposes of behalf of Cerberus, International, Ultra, Horizons, Styx, Styx International and the Funds, respectively. Jeffrey B. Citrin has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

     Pursuant to the Note Purchase Agreement, as amended, between, among others, Blackacre Bridge and FAC pursuant to which the Notes and Warrants were issued, Blackacre and an unrelated third party who also is the owner of securities of FAC (the "Third Party") had nominated a representative for election to serve on the board of directors of FAC (the "Representative") and the Representative currently serves in such capacity. In addition, for so long as the Third Party and its affiliates beneficially own in the aggregate 5% or more of the common stock of FAC (or securities convertible into or exercisable for such amount of common stock of FAC), FAC has agreed to use reasonable efforts to cause the Representative to continue to be nominated for election to the board of directors of FAC.

Item 5. Interest in Securities of the Issuer.

     Based upon information set forth in FAC's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996, on April 30, 1996 there were issued and outstanding 12,026,013 shares of FAC common stock. Blackacre is the record holder of an Exchangeable Subordinated Note in principal amount of $4,000,000 (the "First Note") and an Exchangeable Subordinated Note in principal amount of $1,000,000 (the "Second Note" and, collectively with the First Note, the "Notes"), each of which were issued to Blackacre by FAC in April 1996. As of July 22, 1996 (the "Trigger Date"), the Notes became convertible by the holder thereof into shares of Series A Convertible Preferred Stock of FAC (the "Convertible Preferred Stock"), which Convertible Preferred Stock is convertible at the option of the holder thereof into shares of common stock of FAC. As of the Trigger Date, the Notes in the aggregate are convertible into 555,555 shares of common stock of FAC. In addition, Blackacre Bridge is the record holder of 200,000 warrants of FAC (the "Warrants"), each Warrant entitling the holder thereof, at its option, to purchase one share of common stock of FAC.

     Pursuant to participation agreements entered into with Blackacre and Blackacre Bridge, (i) Cerberus is the owner of $1,218,000 principal amount of the Notes, which is convertible into 135,333 shares of common stock of FAC; (ii) International is the owner of $1,132,000 principal amount of the Notes, which is convertible into 125,778 shares of common stock of FAC; (iii) Ultra is the owner of $125,000 principal amount of the Notes, which is convertible into 13,889 shares of common stock of FAC; (iv) Horizons is the owner of Warrants convertible into 100,000 shares of common stock of FAC; (v) Styx is the owner of Warrants convertible into 96,000 shares of common stock of FAC and (vi) Styx International is the owner of Warrants convertible into 4,000 shares of common stock of FAC. Jeffrey B. Citrin, in his capacity as the president of Blackacre Management, the general partner of Blackacre and the managing member of Blackacre Bridge, possess voting and investment control over the securities of FAC owned by Blackacre, Blackacre Bridge, Cerberus, International, Ultra, Horizons, Styx and Styx International. In addition, $2,450,000 principal amount of the Notes, which is convertible into 272,222 shares of common stock of FAC, are owned by various other persons and entities for which Jeffrey B. Citrin, in his capacity as the president of Blackacre Management, possesses certain investment authority with respect to the securities of FAC. Also, $75,000 principal amount of the Notes, which is convertible into 8,333 shares of common stock of FAC, are beneficially owned by a partnership for which Jeffrey B. Citrin possesses no voting or investment authority (the "Unaffiliated Fund").

     Therefore, pursuant to Rule 13d-3, Jeffrey B. Citrin is deemed to own 747,222 of 12,773,235 shares of common stock of FAC deemed outstanding, or 5.8% of the total deemed outstanding.

    There were no transactions in shares of common stock of FAC or securities convertible into shares of common stock of FAC during the past sixty days by any of Jeffrey B. Citrin, Blackacre, Blackacre Bridge, Cerberus, International, Ultra, Horizons, Styx, Styx International or the Funds.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as set forth herein, no contracts, arrangements, understandings or similar relationships exists with respect to any of the securities of FAC between Jeffrey A. Citrin and any person or entity.

Item 7.  Material to be Filed as Exhibits.

         Not Applicable.

                                    Signature

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


July 31, 1996

                                            /s/ Jeffrey B. Citrin
                                            _________________________
                                            Jeffrey B.  Citrin,  in his capacity
                                            as  the   president   of   Blackacre
                                            Capital    Management   Corp.,   the
                                            general partner of Blackacre Capital
                                            Group,  L.P. and the managing member
                                            of Blackacre Bridge Capital, L.L.C.


ATTENTION: INTENTIONAL MISTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.1001)